Exhibit 3.1
XPEL, INC.
FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS
(October 28, 2025)

Section 9.3 of the Amended and Restated Bylaws is hereby amended to read, in its entirety, as follows:

Section 9.3 Forum for Adjudication of Disputes.

(a) To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada (or, if the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction, any other state court located within the State of Nevada) shall be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative (i) brought in the name or right of the Corporation or on its behalf, (ii) asserting a claim for breach of any fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any internal action (as defined in NRS 78.046) including any action asserting a claim against the Corporation arising pursuant to any provision of NRS Chapters 78 or 92A, the articles of incorporation or these Bylaws, or any agreement as to which the NRS confers jurisdiction on the district court of the State of Nevada, (iv) to interpret, apply, enforce or determine the validity of the articles of incorporation or these Bylaws or (v) asserting a claim governed by the internal affairs doctrine.
(b) To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any claim arising under the Securities Act of 1933, as amended (the “Securities Act”), or any rule or regulation promulgated thereunder (in each case, as amended from time to time); provided, however, that if the foregoing provisions of this Section 9.3 (b) are, or the application of such provisions to any person or any circumstance is, illegal, invalid or unenforceable, the Eighth Judicial District Court of Clark County, Nevada shall be the sole and exclusive state court forum for any claim arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended from time to time).
(c) Notwithstanding anything to the contrary in these Bylaws, the foregoing provisions of this Section 9.3 shall not apply to any claim seeking to enforce any liability, obligation or duty created by the Exchange Act or any rule or regulation promulgated thereunder (in each case, as amended from time to time) or any other claim for which the federal courts have exclusive jurisdiction to the extent such application would be contrary to law.
(d) Any individual or entity purchasing or otherwise acquiring any interest in shares of the capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.3.